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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE MIDDLEBY CORPORATION
                       (Name of Subject Company (Issuer))

                  THE MIDDLEBY CORPORATION, ISSUER AND OFFEROR
                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    596278101
                      (CUSIP Number of Class of Securities)

                                 David P. Riley
                      President and Chief Executive Officer
                            THE MIDDLEBY CORPORATION
                             1400 Toastmaster Drive
                              Elgin, Illinois 60120
                                 (847) 741-3300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on behalf of filing persons)

                                    COPY TO:
                              Nathaniel Sack, Esq.
                              D'Ancona & Pflaum LLC
                        111 East Wacker Drive, Suite 2800
                             Chicago, Illinois 60601
                                 (312) 602-2000

                                November 30, 2000

                            CALCULATION OF FILING FEE

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-----------------------------------------    --------------------------------------

     TRANSACTION VALUATION (1)                     AMOUNT OF FILING FEE (2)

-----------------------------------------    --------------------------------------
          $10,500,000                                    $2,100
-----------------------------------------    --------------------------------------
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          (1)  Calculated solely for purposes of determining the filing fee.
This amount is based upon the purchase of 1,500,000 shares of common stock at
$7.00 per share.

          (2)  The fee, calculated in accordance with Rule 0-11(b) of the




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Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

/X/  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  $2,100             Form or Registration No.:  TO-I
     Filing party:  The Middleby Corporation     Date Filed:  October 23, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/



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                                   SCHEDULE TO

          This Amendment No. 2 to the Schedule TO amends and supplements the Schedule TO previously filed on October 23, 2000 and all amendments to the Schedule TO relating to a tender offer by The Middleby Corporation, a Delaware corporation (the "Company"), to purchase up to 1,500,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $7.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase dated October 23, 2000 (the "offer to purchase") and the related letter of transmittal, which, as they may be amended from time to time, are herein collectively referred to as the "offer." Copies of the offer to purchase and the related letter of transmittal were previously filed as Exhibits (a)(1)(A) and
(a)(1)(B) respectively to the Schedule TO. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) and (4) of the Securities
Exchange Act of 1934, as amended.

ITEM 4.   TERMS OF THE TRANSACTION.

          The Company has accepted for payment 1,135,359 shares pursuant to the terms of the offer. The information set forth in the press release attached to this Amendment No. 2 as Exhibit (a)(5)(A) is incorporated herein by reference.

ITEM 12.  EXHIBITS

          (a)(5)(A)    Press Release issued by the Company on November 30, 2000.



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SIGNATURE.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE MIDDLEBY CORPORATION

                                   By:   /s/ DAVID P. RILEY
                                         --------------------------------------

                                   Name: DAVID P. RILEY
                                         --------------------------------------
                                   Its:  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                         --------------------------------------



                            Dated: November 30, 2000

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                                  EXHIBIT INDEX

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EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)(5)(A)           Press Release issued by the Company on November 30, 2000.